FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2002

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Other events and other Regulation Fair Disclosure

On February 1, 2002, TransAlta Corporation announced its fourth quarter and 2001 results. A copy of the company's press release, including the report for the quarter ended December 31, 2001, is attached as exhibit 99-1.

In addition, on February 1, 2002, the company conducted its quarterly earnings conference call. During that call, the information contained in exhibit 99-1 was discussed and the company made the following additional announcements.

For 2002, a 10% EPS growth is possible, especially if electricity prices improve in the second half of the year.

Capital expenditures in 2002 are expected to be Cdn$1.2 billion, a reduction from previously discussed levels.

As stated previously, Energy Marketing EBIT of Cdn$50-$60 million per year is sustainable, with upside periods like 2001.

EXHIBITS
Exhibit 1	Financial highlights for the three month period ended December 31, 2002.
Exhibit 2	Press Release dated February 1, 2002. Filed with SEDAR February 1, 2002.

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Exhibit 1

TRANSALTA CORPORATION

2001 Fourth Quarter Results

The following information should be read in conjunction with the unaudited consolidated financial statements, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis contained in the corporation's annual report for the year ended Dec. 31, 2000.

Financial Highlights

For the three months ended Dec. 31, 2001, total electricity production increased by 147 gigawatt hours (GWh) to 10,970 GWh from 10,823 GWh for the comparable period in 2000. Increased production came from Wabamun unit four (379 GWh), which returned to service on June 8, 2001 after ten months of repairs and from the 360 MW Poplar Creek plant (706 GWh), which commenced commercial operations in January 2001. Offsetting these were production decreases due to unplanned outages at the Centralia plant (238 GWh), lost production from unplanned outages at the Keephills plant (255 GWh) and from the 265 MW Mildred Lake plant (387 GWh) and the 45 MW Fort Nelson plant (88 GWh), which were sold in January 2001 and August 2001, respectively.

Total electricity production for the year ended Dec. 31, 2001 increased by 3,492 GWh to 44,136 GWh from 40,644 GWh in 2000. Incremental production came from the Centralia plant (2,785 GWh) acquired in May 2000 and the Poplar Creek plant (2,491 GWh), offset by decreased hydro production (240 GWh) due to below average snowpack and lost production due to the sale of the Mildred Lake and Fort Nelson plants (1,713 GWh).

Overall plant availability was 89.9 per cent for the three months ended Dec. 31, 2001, compared to 89.2 per cent in the comparable period of 2000 due primarily to Wabamun unit four returning to service. For the year ended Dec. 31, 2001, availability was 86.9 per cent compared to a rate of 87.8 per cent in 2000, due primarily to unplanned outages at the Centralia plant.

As the Energy Marketing segment acts as a principal, takes title to commodities purchased for resale and assumes the risks and rewards of ownership, energy marketing revenues are now reported on a gross basis in accordance with Canadian generally accepted accounting principles. Certain Generation revenues have also been reclassified. Prior period amounts have been restated to conform with current year presentation.

Revenues decreased by 19 per cent to $958.7 million for the three months ending Dec. 31, 2001 from $1,188.5 million for the same period in 2000. Increased energy marketing activities, offset by the significant decrease in commodity prices, increased revenues from Alberta plants governed by Power Purchase Arrangements (PPAs) and incremental revenues from the commencement of commercial operations at the Poplar Creek plant were more than offset by lower revenues from the Centralia plant resulting from lower spot prices and lost revenues due to the sale of the Mildred Lake and Fort Nelson plants.

Revenue for the year ended Dec. 31, 2001 increased by 76 per cent to $4,927.1 million from $2,802.5 million in 2000. This reflects significantly increased energy marketing revenues due to increased volumes and significantly higher electricity prices in the Pacific Northwest in the first half of 2001. In addition, higher revenues from the May 2000 acquisition of the Centralia plant, higher revenues from the Alberta PPA plants, incremental revenues from the Poplar Creek plant and realization of the investment in the Pierce Power plant were offset by lost revenues resulting from the sale of the Mildred Lake and Fort Nelson plants and unplanned outages at the Centralia plant.

For the three months ended Dec. 31, 2001, net earnings from continuing operations applicable to common shareholders decreased by $4.1 million to $33.2 million ($0.19 earnings per common share EPS) from $37.3 million ($0.22 EPS) for the comparable period in 2000. Increased earnings under the Alberta PPAs, higher earnings from the Poplar Creek plant, reduced operating expenses, proceeds from the December 2001 Temporary Suspension Regulation settlement and lower effective tax rates were more than offset by lower power prices and the impact of a net loss of approximately Cdn$47 million on power purchased in the first half of 2001 for delivery in the second half as a hedge against higher expected outage rates at Centralia.

Net earnings from continuing operations applicable to common shareholders for the year ended Dec. 31, 2001 increased by $35.9 million to $169.5 million ($1.00 EPS) from $133.6 million ($0.79 EPS) for the reasons discussed above plus gains on dispositions of the Fort Saskatchewan and Fort Nelson plants.

Cash flow from operating activities was $151.6 million in the three-month period ended Dec. 31, 2001 , compared to $11.8 million for the same period in 2000, mainly as a result of lower working capital requirements for the quarter. Cash flow before working capital changes decreased by $39.1 million to $155.8 million in 2001 due to lower future income taxes and non-controlling interests.

For the year ended Dec. 31, 2001, cash flow from operating activities increased by $516.9 million to $715.6 million from $198.7 million in 2000. Cash flow before working capital changes of $624.5 million in 2001 was consistent with 2000. In 2000, increased working capital requirements resulted from deferred accounts receivable and income tax recoveries related to the sale of the discontinued Alberta Distribution and Retail (D&R) operation, as well as increased trade receivables related to Centralia production and Energy Marketing activities.

Significant One-time Items

Gains on Disposal of Discontinued Operations

Effective Dec. 31, 2000, the corporation adopted a plan to divest its composter facility in Edmonton, Alberta, which commenced commercial operations in August 2000. In the fourth quarter of 2000, the corporation recorded a write-down on the carrying value of the assets of $17.9 million ($0.10 per common share - EPS) net of income tax recoveries of $13.8 million.

On Aug. 31, 2000, TransAlta completed the disposition of its Alberta D&R operation for total proceeds of $857.3 million and recorded an after-tax gain of $262.4 million ($1.55 EPS) net of income tax recoveries of $137.9 million. At Dec. 31, 2001, $723.6 million of these proceeds had been received. The remaining balance, primarily related to deferral accounts, is expected to be received by the end of 2003 as mandated by the Alberta Energy and Utilities Board (EUB).

On March 31, 2000, TransAlta closed the sale and completed the disposition of its investment in TransAlta New Zealand Limited for total proceeds of NZ$832.5 million (approximately Cdn$605 million) and recorded an after-tax gain of $22.3 million ($0.13 EPS).

Prior Period Regulatory Decisions

In December 2001, the EUB ruled that the Wabamun unit four outage qualified for relief under the Temporary Suspension Regulation (TSR) and ordered that TransAlta would receive $11.0 million ($7.0 million after-tax) to compensate the corporation for obligation payments incurred as a result of the outage.

In September 2000, TransAlta received a negotiated settlement of $17.8 million ($9.9 million after-tax) under the TSR to compensate the corporation for obligation payments incurred as a result of Alberta Generation production outages occurring in 1999 and 2000. Approximately $13.5 million ($7.4 million after-tax) related to 1999 and $4.3 million ($2.5 million after-tax) related to the first quarter of 2000.

In February 2000, the EUB announced an amendment to its Phase I decision (1999 Final Decision) concerning a 1999 revenue requirement issue that partially offset the effect of its original decision rendered in 1999. The positive impact of the 1999 Final Decision increased earnings by $30.6 million ($16.4 million after-tax) and was recorded in the first quarter in 2000. Included in this amount was a reduction in earnings of approximately $0.8 million related to the discontinued Alberta D&R operation.

Net Interest Expense, Other Income, Non-controlling Interests and Preferred Securities Distributions

Net interest expense for the fourth quarter of 2001 (net of interest income, other income and allocations to discontinued operations) decreased to $12.4 million from $13.3 million in the fourth quarter of 2000. Pursuant to an EUB ruling, interest income of $3.0 million relating to prior periods was recognized to increase the interest receivable on the deferral accounts relating to the discontinued Alberta D&R operation. This was offset by higher debt levels resulting from significant capital expenditures in the fourth quarter of 2001 at the Sarnia, Big Hanaford, Campeche and Chihuahua plants currently under construction.

Net interest expense for the year ended Dec. 31, 2001 decreased by $3.3 million to $88.1 million, from $91.4 million in the same period in 2000. Higher debt levels resulting from the acquisition of Centralia and the commencement of commercial operations of the Poplar Creek plant were more than offset by the proceeds on disposal of the Alberta D&R operation and lower interest rates in 2000.

The decrease in earnings attributable to non-controlling interests for the year ended Dec. 31, 2001 reflects the redemption of $121.6 million of a subsidiary's preferred shares in September 2001 and $146.1 million of preferred shares in March 2000, partially offset by increased earnings of TransAlta Power, L.P., which owns a 49.99 per cent limited partnership interest in TransAlta Cogeneration, L.P. (TA Cogen). In addition, a charge of $19.0 million related to the fair value liability of a natural gas swap between TA Cogen and the corporation was charged to non-controlling interests in the fourth quarter of 2000.

The increase in preferred securities distributions in 2001 reflects the issuance of $175.0 million of 7.75 per cent preferred securities in November 2001.

Income Taxes

Income taxes decreased to $0.5 million for the fourth quarter of 2001, compared to $37.8 million for the same period in 2000 reflecting lower earnings, the reduction in Canadian tax rates and the impact of the financing arrangements for TransAlta's foreign operations. The benefits of these financing arrangements do not vary with earnings in the current period.

For the year ended Dec. 31, 2001, income taxes decreased to $89.9 million, compared to $128.5 million in 2000. The decrease resulted from lower earnings, a reduction in Canadian tax rates, lower non-deductible items, and an increase in the manufacturing and processing tax credit.

Discontinued Operations

TransAlta entered into an agreement on July 4, 2001 to sell its Transmission operation for cash proceeds of approximately $850 million, which will result in an estimated after-tax gain of approximately $100 million. TransAlta will continue to record Transmission's results as discontinued operations until closing, which is expected in the first half of 2002 following regulatory approval. The 2001 results of the discontinued Transmission operation were comparable to 2000.

In June 2001, TransAlta sold its Edmonton Composter for proceeds of $97.0 million, which approximated its book value. After-tax earnings from this discontinued operation were $0.7 million prior to its disposal in the second quarter of 2001.

The Alberta D&R operation was sold on Aug. 31, 2000 resulting in an after-tax gain of $262.4 million in the third quarter of 2000. The discontinued New Zealand operation was sold on March 31, 2000, resulting in an after-tax gain of $22.3 million.

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TRANSALTA CORPORATION
Consolidated Statements of Earnings and Retained Earnings		Unaudited				Audited
(in millions of Canadian dollars except per share amounts)		3 months ended Dec. 31				Year ended Dec. 31
	2001		2000		2001	2000
Revenues	$ 958.7		$ 1,188.5		$ 4,927.1	$ 2,802.5
Trading purchases	(524.3)		(605.6)		(2,533.7)	(1,202.5)
Fuel and purchased power	(242.8)		(288.3)		(1,288.7)	(655.8)
Gross margin	191.6	#	294.6	#	1,104.7	# 944.2
Operating expenses
Operations, maintenance and administration	84.6		111.6		444.5	349.9
Depreciation and amortization	62.9		58.4		273.6	205.6
Taxes, other than income taxes	4.6		5.8		18.7	23.9
	152.1		175.8		736.8	579.4
Operating income	39.5		118.8		367.9	364.8
Other income (expense)	4.1		(1.5)		2.3	(1.0)
Net interest expense	(12.4)		(13.3)		(88.1)	(91.4)
Earnings from continuing operations before regulatory decisions,
income taxes and non-controlling interests	31.2		104.0		282.1	272.4
Prior period regulatory decisions (Note 10)	11.0		-		11.0	44.1
Earnings from continuing operations before income taxes
and non-controlling interests	42.2		104.0		293.1	316.5
Income taxes	0.5		37.8		89.9	128.5
Non-controlling interests	5.0		25.7		20.6	41.6
Earnings from continuing operations	36.7		40.5		182.6	146.4
Earnings from discontinued operations (Note 3)	13.3		10.2		45.1	89.1
Gain (loss) on disposal of discontinued operations (Note 3)	-		(17.9)		-	266.8
Net earnings before extraordinary item	50.0		32.8		227.7	502.3
Extraordinary item (Note 4)	-		(209.7)		-	(209.7)
Net earnings (loss)	50.0		(176.9)		227.7	292.6
Preferred securities distributions, net of tax	3.5		3.2		13.1	12.8
Net earnings (loss) applicable to common shareholders	$ 46.5		$ (180.1)		$ 214.6	$ 279.8
Common share dividends	(41.7)		(36.4)		(168.4)	(168.7)
Adjustment arising from normal course issuer bid	(14.1)		(1.4)		(34.8)	(7.5)
Retained earnings
Beginning of period	847.6		1,044.8		826.9	723.3
End of period	$ 838.3		$ 826.9		$ 838.3	$ 826.9
Weighted average common shares outstanding in the period	168.9		168.5		168.9	168.8

Basic earnings per common share
Continuing operations	$ 0.19		$ 0.22		$ 1.00	$ 0.79
Earnings from discontinued operations	0.08		0.06		0.27	0.53
Net earnings from operations	0.27		0.28		1.27	1.32
Net gain (loss) on disposal of discontinued operations	-		(0.10)		-	1.58
Extraordinary item	-		(1.24)		-	(1.24)
Net earnings (loss)	$ 0.27		$ (1.06)		$ 1.27	$ 1.66

Diluted earnings per common share
Earnings from continuing operations	$ 0.19		$ 0.22		$ 0.98	$ 0.77
Net earnings (loss)	$ 0.27	#	$ (1.06)		$ 1.25	$ 1.63

See accompanying notes

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<table>
TRANSALTA CORPORATION
Consolidated Statements of Cash Flows		Unaudited		Audited
(in millions of Canadian dollars)		3 months ended Dec. 31		Year ended Dec. 31
	2001	2000	2001	2000
Operating activities
Net earnings (loss)	$ 50.0	$ (176.9)	$ 227.7	$ 292.6
Depreciation and amortization	76.4	72.2	325.9	321.7
Non-controlling interests	5.0	25.7	20.6	44.6
Gain (loss) on sale of assets	2.1	-	(5.4)	(284.9)
Write-down of discontinued Edmonton Composter	-	17.9	-	17.9
Future income taxes	33.2	56.0	39.9	34.1
Unrealized gain from risk management activities	(7.3)	(14.9)	(6.3)	(24.0)
Extraordinary item	-	209.7	-	209.7
Other non-cash items	(3.6)	5.2	22.1	5.2
	155.8	194.9	624.5	616.9
Change in non-cash operating working capital balances	(4.2)	(183.1)	91.1	(418.2)
Cash flow from operating activities	151.6	11.8	715.6	198.7
Investing activities
Additions to capital assets	(419.0)	(289.0)	(1,246.5)	(795.0)
Acquisitions	-	-	(9.8)	(880.1)
Proceeds on sale of capital assets	0.2	-	201.6	-
Proceeds on sale of capital assets to Limited Partnership (Note 2)	35.0		35.0
Disposals	-	24.4	-	1,367.0
Long-term receivables	-	3.1	(46.3)	12.1
Long-term investments	-	(9.5)	-	(9.5)
Restricted investments	-	-	-	86.8
Other	(2.6)	8.7	(10.9)	13.7
Cash flow used in investing activities	(386.4)	(262.3)	(1,076.9)	(205.0)
Financing activities
Net increase (decrease) in short-term debt	(7.8)	109.5	61.9	255.7
Net issuance of long-term debt	125.0	247.8	789.9	330.8
Repayment of long-term debt	(0.8)	(100.7)	(292.7)	(204.6)
Redemption of preferred shares of a subsidiary	-	-	(122.1)	(146.8)
Issuance of preferred securities	169.4	-	169.4	-
Issuance of common shares	0.1	2.1	14.1	4.6
Redemption of common shares	(14.2)	(2.6)	(44.4)	(23.9)
Distributions on preferred securities	(5.7)	(5.5)	(23.4)	(22.1)
Dividends on common shares	(28.7)	(40.1)	(149.6)	(158.4)
Dividends to subsidiary's non-controlling common shareholders	-	0.3	-	(7.0)
Dividends to subsidiary's non-controlling preferred shareholders	-	(2.2)	(8.3)	(14.8)
Distributions to subsidiary's non-controlling limited partner	(6.0)	(3.0)	(26.3)	(21.0)
Other	-	(1.7)	0.2	4.8
Cash flow from (used in) financing activities	231.3	203.9	368.7	(2.7)
Cash flow from (used in) operating, investing and financing activities	(3.5)	(46.6)	7.4	(9.0)
Effect of translation on foreign currency cash	4.0	(7.1)	0.8	(12.5)
Increase (decrease) in cash	0.5	(53.7)	8.2	(21.5)
Cash at beginning of period	61.5	107.5	53.8	75.3
Cash at end of period	$ 62.0	$ 53.8	$ 62.0	$ 53.8

See accompanying notes

</table>

<table>
TRANSALTA CORPORATION
Consolidated Balance Sheets
(in millions of Canadian dollars)	Dec. 31	Dec. 31
	2001	2000
	(Audited)	(Audited)
ASSETS
Current Assets
Cash	$ 62.0	$ 53.8
Accounts receivable	1,139.7	1,473.7
Future income tax assets	16.9	30.3
Income taxes receivable	128.3	153.9
Materials and supplies at average cost	85.5	91.3
	1,432.4	1,803.0
Investments (Note 5)	37.3	228.0
Long-term receivables	221.4	232.9
Capital assets (Note 3)
Cost	8,813.3	7,762.1
Accumulated depreciation	(2,689.2)	(2,485.0)
	6,124.1	5,277.1
Future income tax assets	15.6	9.1
Other assets	47.1	77.0
Total assets	$ 7,877.9	$ 7,627.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	$ 537.2	$ 472.7
Accounts payable and accrued liabilities	1,116.1	1,437.9
Income taxes payable	-	41.4
Future income tax liabilities	11.8	-
Dividends payable	42.8	44.8
Current portion of long-term debt (Note 6)	104.3	79.6
	1,812.2	2,076.4
Long-term debt (Note 6)	2,406.8	2,121.8
Deferred credits and other long-term liabilities	526.5	455.1
Future income tax liabilities	409.1	349.4
Non-controlling interests
Preferred shares of a subsidiary (Note 7)	-	121.6
Other	281.0	253.4
	281.0	375.0
Preferred securities (Note 8)	452.6	292.0
Common shareholders' equity
Common shares (Note 9)	1,170.9	1,150.3
Retained earnings	838.3	826.9
Cumulative translation adjustment	(19.5)	(19.8)
	1,989.7	1,957.4
Total liabilities and shareholders' equity	$ 7,877.9	$ 7,627.1
Contingencies (Notes 10 and 11)

See accompanying notes

</table>

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Accounting policies

The accounting policies used in the preparation of these interim consolidated financial statements conform with those used in the corporation's annual consolidated financial statements, except for the calculation of diluted earnings per share. Effective Jan. 1, 2001, the corporation retroactively adopted the Canadian Institute of Chartered Accountants standard requiring the use of the "treasury stock method" rather than the "imputed earnings method" in calculating diluted earnings per share. The impact of this change on current and prior periods' diluted earnings per share was not material. These interim consolidated financial statements do not include all of the disclosures included in the corporation's annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the corporation's annual consolidated financial statements.

3. Acquisitions and disposals

A. Energy Marketing United States

On June 1, 2001, the corporation purchased the remaining 50 per cent interest of Merchant Energy Group of the Americas (MEGA) for cash consideration of US$0.3 million (Cdn$0.4 million). The purchase included negative working capital of US$5.0 million, capital and intangible assets of US$9.2 million and a future income tax liability of US$3.9 million. In September 2001, MEGA was amalgamated with TransAlta Energy Marketing (U.S.) Inc., one of the corporation's subsidiaries.

B. IPP - Canada

In September 2001, the corporation sold its 60 per cent interest in its Fort Saskatchewan cogeneration facility to TransAlta Cogeneration, L.P. (TA Cogen), a limited partnership owned 50.01 per cent by the corporation and 49.99 per cent by TransAlta Power, L.P. (TransAlta Power), a publicly-owned entity. Total cash consideration to the corporation was $35.0 million. The corporation recorded a gain of $6.2 million ($5.0 million after-tax). The effective book value of assets transferred to TA Cogen was $57.6 million, $28.8 million representing TransAlta Power's 49.99 per cent interest in the assets.

In August 2001, the corporation sold its Fort Nelson gas-fired facility for cash proceeds of $44.1 million. The gain on disposition was $1.3 million after-tax.

In January 2001, the corporation sold its Mildred Lake plant for cash proceeds of $60.3 million, which approximated its book value.

3. Discontinued operations

On July 4, 2001, the corporation signed a purchase and sale agreement for the disposal of its Transmission operation for cash proceeds of approximately $850 million. The expected closing date is the first half of 2002, subject to regulatory approval.

Effective Dec. 31, 2000, the corporation adopted a formal plan to pursue divestiture opportunities related to its composter facility in Edmonton, Alberta , which commenced commercial operations in August 2000. In the fourth quarter of 2000, the corporation recorded a write-down of the carrying value of the assets of $17.9 million ($0.10 per common share). On June 29, 2001, the facility was sold for cash proceeds of $97.0 million.

Effective Dec. 31, 1999, TransAlta adopted formal plans to pursue divestiture opportunities relating to both its New Zealand and Alberta Distribution and Retail (D&R) operation. On March 31, 2000, TransAlta sold its interest in New Zealand for total proceeds of NZ$832.5 million (Cdn$605.0 million), resulting in an after-tax gain of $22.3 million ($0.13 per common share). On Aug. 31, 2000, TransAlta sold its Alberta D&R operation for proceeds of $857.3 million and recognized an after-tax gain of $262.4 million ($1.55 per common share).

For reporting purposes, the results of the New Zealand, Alberta D&R, Edmonton Composter and Transmission operations have been presented as discontinued operations in the statement of earnings.

At Dec. 31, 2001, all of the corporation's discontinued operations had been sold, with the exception of the Transmission operation. Balance sheet amounts are as follows:

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5. EXTRAORDINARY ITEM

In December 2000, the corporation discontinued regulatory accounting and commenced the application of generally accepted accounting principles for its Alberta Generation operations, consistent with the deregulation of the electricity generation industry in Alberta beginning on Jan. 1, 2001.

As a result of the discontinuance of regulatory accounting, the corporation recorded an extraordinary non-cash after-tax charge of $209.7 million ($1.24 per share) comprised of the following:

5. Investments

In February 2001, the corporation increased its investment in a wind power generation company by $1.5 million. In April 2001, the corporation purchased a minority interest in a Western Canadian distributed generation company for $2.9 million. In May 2001, the corporation purchased an interest in an independent power producer focused on serving the distributed generation and oilfield marketplaces for $5.0 million.

6. Long-term debt

On Sept. 26, 2001, the corporation renewed its medium-term note facility to a maximum amount of $1.5 billion. At Dec. 31, 2001, no amounts had been issued under the facility.

7. Non-controlling interest

On Sept. 10, 2001, one of the corporation's subsidiaries redeemed its preferred shares for $122.1 million.

8. Preferred securities

On Nov. 29, 2001, the corporation issued preferred securities for gross proceeds of $175.0 million. The securities bear interest at 7.75 per cent, have a term of 49 years, and are redeemable at par by TransAlta at any time on or after Dec. 31, 2006.

9. Common shares issued and outstanding

TransAlta Corporation is authorized to issue an unlimited number of voting common shares without nominal or par value. At Dec. 31, 2001, the corporation had 168.3 million (Dec. 31, 2000 168.6 million) common shares issued and outstanding, plus outstanding employee stock options to purchase an additional 2.8 million shares (2000 1.9 million).

10. Prior period regulatory decisions

Financial results in 2000 and 2001 were affected by Energy and Utilities Board (EUB) decisions related to other reporting periods. The impact of such regulatory decisions is recorded when the effect of such decisions is known, without adjustment to the financial statements of prior periods.

In December 2001, the EUB ruled the Wabamun unit four outage qualified for relief under the Temporary Suspension Regulation (TSR) and ordered that TransAlta would receive $11.0 million ($7.0 million after-tax) to compensate the corporation for obligation payments incurred as a result of the outage.

In September 2000, TransAlta negotiated a settlement resulting in the receipt of $17.8 million ($9.9 million after-tax) under the TSR to compensate the corporation for obligation payments incurred as a result of Alberta Generation production outages occurring in 1999 ($13.5 million, $7.4 million after-tax) and 2000 ($4.3 million, $2.5 million after-tax).

In February 2000, the EUB announced an amendment to its Phase I decision (1999 Final Decision) concerning a 1999 revenue requirement issue that partially offset the effect of its original decision rendered in 1999. The positive impact of the 1999 Final Decision increased pre-tax earnings from continuing operations by $30.6 million ($16.4 million after-tax) and was recorded in the first quarter of 2000. Included in this amount was a reduction in earnings of approximately $0.8 million related to the discontinued Alberta D&R operation.

11. Other contingencies

In August 2000, a single thermal generating unit at the Wabamun plant was shut down due to safety concerns related to possible corrosion fatigue cracks within the waterwall tubing of its boiler. Repairs were completed late in the second quarter of 2001 and the unit returned to service in June 2001.

Commencing Jan. 1, 2001, the unit is subject to the terms of a power purchase arrangement (PPA). Under the PPA's force majeure article, the corporation is not obligated to supply electricity during the period of repair, subject to confirmation by the administrator of the PPAs. Should such confirmation not occur, the corporation would be obligated to pay a penalty equal to the cost of obtaining an alternative source of electricity to fulfill its PPA supply obligations during the affected period. No specific amount has been accrued in these financial statements for this potential liability, as neither the outcome nor amount was determinable at the reporting date. Should the force majeure decision not be in favour of the corporation, it could have a maximum pre-tax impact of $90.0 million dollars.

12. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

<table>
13.	SEGMENT DISCLOSURES
	(in millions of Canadian dollars)

	A. Segment financial information
	I) Earnings information
		Unaudited
	3 months ended Dec. 31, 2001	Generation	IPP	Energy Marketing	Corporate	Totals
	Revenues	$ 332.6	$ 99.2	$ 526.9	$ -	$ 958.7
	Trading purchases	-	-	(524.3)	-	(524.3)
	Fuel and purchased power	(198.7)	(44.1)	-	-	(242.8)
	Gross margin	133.9	55.1	2.6	-	191.6
	Operations, maintenance and administration	49.7	14.2	1.6	19.1	84.6
	Depreciation and amortization	35.8	16.6	4.0	6.4	62.9
	Taxes, other than income taxes	3.6	1.0	-	-	4.6
	Prior period regulatory decisions	(11.0)	-	-	-	(11.0)
	EBIT before corporate allocations	$ 55.7	$ 23.3	$ (3.0)	$ (25.5)	$ 50.5
	Corporate allocations	17.6	6.0	1.9	(25.5)	-
	EBIT	$ 38.1	$ 17.3	$ (4.9)	$ -	$ 50.5
	Other income					4.1
	Net interest expense					(12.4)
	Earnings from continuing operations before income taxes and non-controlling interests

		Unaudited
	3 months ended Dec. 31, 2000	Generation	IPP	Energy Marketing	Corporate	Totals
	Revenues	$ 441.4	$ 106.5	$ 640.6	$ -	$ 1,188.5
	Trading purchases	-	-	(605.6)	-	(605.6)
	Fuel and purchased power	(240.3)	(48.0)	-	-	(288.3)
	Gross margin	201.1	58.5	35.0	-	294.6
	Operations, maintenance and administration	48.9	26.9	14.1	21.7	111.6
	Depreciation and amortization	33.5	13.8	7.4	3.7	58.4
	Taxes, other than income taxes	5.4	0.4	-	-	5.8
	EBIT before corporate allocations	$ 113.3	$ 17.4	$ 13.5	$ (25.4)	$ 118.8
	Corporate allocations	18.6	4.1	2.7	(25.4)	-
	EBIT	$ 94.7	$ 13.3	$ 10.8	$ -	$ 118.8
	Other expense					(1.5)
	Net interest expense					(13.3)
	Earnings from continuing operations before income taxes and non-controlling interests					$ 104.0

</table>

<table>
13.	SEGMENT DISCLOSURES - CONTINUED
	(in millions of Canadian dollars)

	Year ended Dec. 31, 2001	Generation	IPP	Energy Marketing	Corporate	Totals
	Revenues	$ 1,717.9	$ 514.5	$ 2,694.7	$ -	$ 4,927.1
	Trading purchases	-	-	(2,533.7)	-	(2,533.7)
	Fuel and purchased power	(1,093.9)	(194.8)	-	-	(1,288.7)
	Gross margin	624.0	319.7	161.0	-	1,104.7
	Operations, maintenance and administration	215.5	127.4	36.2	65.4	444.5
	Depreciation and amortization	136.5	102.3	11.0	23.7	273.6
	Taxes, other than income taxes	15.3	3.4	-	-	18.7
	Prior period regulatory decisions	(11.0)	-	-	-	(11.0)
	EBIT before corporate allocations	267.6	86.6	113.8	(89.1)	378.9
	Corporate allocations	61.5	21.0	6.6	(89.1)	-
	EBIT	$ 206.1	$ 65.6	$ 107.2	$ -	378.9
	Other income					2.3
	Net interest expense					(88.1)
	Earnings from continuing operations before income taxes and non-controlling interests

	Year ended Dec.31, 2000	Generation	IPP	Energy Marketing	Corporate	Totals
	Revenues	$ 1,159.9	$ 362.3	$ 1,280.3	$ -	$ 2,802.5
	Trading purchases	-	-	(1,202.5)	-	(1,202.5)
	Fuel and purchased power	(504.9)	(150.9)	-	-	(655.8)
	Gross margin	655.0	211.4	77.8	-	944.2
	Operations, maintenance and administration	166.0	94.1	19.0	70.8	349.9
	Depreciation and amortization	126.7	55.3	9.4	14.2	205.6
	Taxes, other than income taxes	22.2	1.7	-	-	23.9
	Prior period regulatory decisions	(44.1)	-	-	-	(44.1)
	EBIT before corporate allocations	384.2	60.3	49.4	(85.0)	408.9
	Corporate allocations	57.5	20.4	7.1	(85.0)	-
	EBIT	$ 326.7	$ 39.9	$ 42.3	$ -	408.9
	Other expense					(1.0)
	Net interest expense					(91.4)
	Earnings from continuing operations before income taxes and non-controlling interests					$ 316.5

</table>

<table>
13.	SEGMENT DISCLOSURES - CONTINUED
(in millions of Canadian dollars)

II. Selected balance sheet information
				Energy		Discontinued
	Dec. 31, 2001	Generation	IPP	Marketing	Corporate	Operations	Total
	Segment assets	$ 3,894.8	$ 1,968.1	$ 729.1	$ 609.0	$ 676.9	$ 7,877.9
	Segment accounts payable and accrued liabilities		$ 153.7	$ 642.7	$ 101.5	$ 15.5	$ 1,116.1

				Energy		Discontinued
	Dec. 31, 2000	Generation	IPP	Marketing	Corporate	Operations	Total
	Segment assets	$ 3,275.0	$ 1,745.3	$ 1,033.1	$ 774.7	$ 799.0	$ 7,627.1
	Segment accounts payable and accrued liabilities		$ 269.4	$ 951.6	$ 45.8	$ 16.0	$ 1,437.9

III. Selected cash flow information
				Energy		Discontinued
	(unaudited) 3 months ended Dec. 31, 2001	Generation	IPP	Marketing	Corporate	Operations	Total
	Capital expenditures	$ 181.1	$ 234.4	$ 2.0	$ (6.3)	$ 7.8	$ 419.0
	Acquisitions	$ -	$ -	$ -	$ -	$ -	$ -

				Energy		Discontinued
	(unaudited) 3 months ended Dec.31, 2000	Generation	IPP	Marketing	Corporate	Operations	Total
	Capital expenditures	$ 102.2	$ 142.8	$ 2.3	$ 10.8	$ 30.9	$ 289.0
	Acquisitions	$ -	$ -	$ -	$ -	$ -	$ -

				Energy		Discontinued
	Year ended Dec. 31, 2001	Generation	IPP	Marketing	Corporate	Operations	Total
	Capital expenditures	$ 680.7	$ 466.9	$ 43.8	$ 15.1	$ 40.0	$ 1,246.5
	Acquisitions	$ -	$ 9.4	$ 0.4	$ -	$ -	$ 9.8

				Energy		Discontinued
	Year ended Dec. 31, 2000	Generation	IPP	Marketing	Corporate	Operations	Total
	Capital expenditures	$ 247.8	$ 381.0	$ 27.2	$ 14.7	$ 124.3	$ 795.0
	Acquisitions	$ 868.7	$ 11.4	$ -	$ -	$ -	$ 880.1

III. Reconciliations

	I. Depreciation and amortization expense (D&A)	3 months ended Dec. 31		Year ended Dec.31
	per statement of cash flows	2001	2000	2001	2000
	D&A expense for reportable segments	62.9	58.4	273.6	205.6
	Discontinued operations	11.4	12.8	46.5	108.6
	Other	2.1	1.0	5.8	7.5
		76.4	72.2	325.9	321.7

</table>

<table>
FOURTH QUARTER SUPPLEMENTAL REPORT
Production and Availability

	2001			2000
3 months ended Dec. 31	Generation	IPP	Total	Generation	IPP	Total
Production (GWh)	9,022	1,948	10,970	9,272	1,551	10,823
Availability	88.6%	95.6%	89.9%	87.6%	96.5%	89.2%

	2001			2000
Year ended Dec. 31	Generation	IPP	Total	Generation	IPP	Total
Production (GWh)	36,907	7,229	44,136	34,368	6,276	40,644
Availability	84.7%	96.3%	86.9%	85.9%	96.1%	87.8%

</table>


Exhibit 2

TransAlta announces fourth quarter and 2001 results

CALGARY, Alberta (Feb. 1, 2002) TransAlta Corporation (TSE: TA; NYSE: TAC) today announced earnings from continuing operations for the quarter ended Dec. 31, 2001 of $33.2 million ($0.19 per share), compared to $37.3 million ($0.22 per share) in 2000. The impact of lower power prices was partially offset by reduced operating expenses and a lower effective income tax rate.

Earnings from continuing operations for the full year increased to $169.5 million ($1.00 per share) from $133.6 million ($0.79 per share) in 2000. The earnings increase resulted from higher production and trading activity.

"We're pleased that our core generation and marketing earnings continued to grow, despite a very volatile year which ended with a weak economy," said Steve Snyder, TransAlta's president and CEO. "We expect current market conditions to continue in 2002 and are therefore focused on achieving higher production levels and improved cost performance."

Net earnings for the fourth quarter were $46.5 million ($0.27 per share), compared to a net loss of $180.1 million ($1.06 per share) for the same period in 2000, which included a $209.7 million extraordinary loss related to the deregulation of Alberta Generation operations. Net earnings for 2001 were $214.6 million ($1.27 per share), compared to $279.8 million ($1.66 per share) in 2000, which included $57.1 million after-tax ($0.34 per share) of major non-recurring items.

Cash flow from operating activities for the quarter was $151.6 million, up from $11.8 million for the same period in 2000. For 2001, cash flow from operations increased to $715.6 million from $198.7 million in the previous year. The year over year improvement of $517 million reflected reductions of working capital in 2001 and the impact in 2000 of the increase of approximately $300 million related to the disposal of the discontinued Alberta Distribution and Retail (D&R) operation.

<table>
TransAlta consolidated financial highlights
(in millions except per share amounts)	3 months ended December 31				12 months ended December 31
	2001		2000		2001		2000
		Per Share		Per Share		Per Share		Per Share
Electricity Production (GWh)	10,970		10,823		44,136		40,644
Revenue	$ 958.7		$ 1,188.5		$ 4,927.1		$ 2,802.5
Earnings from continuing operations*	$ 33.2	$ 0.19	$ 37.3	$ 0.22	$ 169.5	$ 1.00	$ 133.6	$ 0.79
Earnings from discontinued operations	$ 13.3	$ 0.08	$ 10.2	$ 0.06	$ 45.1	$ 0.27	$ 89.1	$ 0.53
Gain (loss) on disposal of discontinued operations	-	-	$ (17.9)	$ (0.10)	-	-	$ 266.8	$ 1.58
Extraordinary item	-	-	$ (209.7)	$ (1.24)	-	-	$ (209.7)	$ (1.24)
Net earnings*	$ 46.5	$ 0.27	$ (180.1)	$ (1.06)	$ 214.6	$ 1.27	$ 279.8	$ 1.66
Cash flow from operating activities	$151.6		$11.8		$715.6		$198.7

*applicable to common shareholders net of preferred securities distributions

</table>

- more -

Continuing operations include results from the Generation, IPP and Energy Marketing businesses. Discontinued operations for the fourth quarter include net earnings from the Transmission operation.

Annual figures include the New Zealand and Alberta D&R businesses, the Edmonton Composter and Transmission. The New Zealand, Alberta D&R and Edmonton Composter operations were sold on March 31, 2000, Aug. 31, 2000 and June 29, 2001, respectively. The Transmission operation was sold on July 4, 2001, with the transaction expected to close in the first half of 2002.

Declaration of dividend

TransAlta also announced today that it has declared a dividend of $0.25 per share on common shares payable April 1, 2002 to shareholders of record at the close of business on March 1, 2002.

Wabamun outage

The 300 MW Wabamun unit shut down in August 2000 due to cracks in its boiler tubing returned to service in June 2001. Under the force majeure article of the Power Purchase Arrangement, TransAlta believes that the company should not be obligated to repay the cost of obtaining an alternative source of electricity during the period of repair and so, no specific amount has been provided for potential obligations. The issue is currently in binding arbitration, with a decision expected in the first half of 2002. For the period August to December 2000, during which time the plant was subject to regulation by the Alberta Energy and Utilities Board (EUB), TransAlta filed for relief under the Temporary Suspension Regulation. In December 2001, the EUB ruled that TransAlta was not obligated to supply electricity during the period of repair and TransAlta received a settlement of $11.0 million.

Enron and California receivables

TransAlta's exposure to Enron is less than $1 million. In fourth quarter 2000, TransAlta made a provision of US$29 million against the US$58 million owing from the California Independent System Operator and the California Power Exchange. No change has been made to the provision due to continuing uncertainty in California. Approximately US$5 million was collected in 2001.

Normal course issuer bid

In February 2001, TransAlta renewed its normal course issuer bid to repurchase for cancellation up to three million shares. To Dec. 31, 2001, a total of approximately two million shares have been purchased on the TSE under the existing program.

All currency is expressed in Canadian dollars except where noted.

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest cost operators, our growth is focused on developing coal and gas-fired generation in Canada, the U.S., and Mexico.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

30

For more information:

Media inquiries: Investor inquiries:

Nadine Walz Daniel J. Pigeon

Media Relations Specialist Director, Investor Relations

Phone: (403) 267-3655 Phone: 1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041 Phone: (403) 267-2520 Fax (403) 267-2590

Email: media_relations@transalta.com E-mail: investor_relations@transalta.com


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Rodger Conner

(Signature)

Rodger Conner, Corporate Secretary

Date: February 1, 2002